SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 22, 2018

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated November 22, 2018: Nokia establishes Access Networks Division to fully exploit the opportunities of 5G and announces changes in the composition of the Nokia Group Leadership Team

Nokia establishes Access Networks Division to fully exploit the opportunities of 5G and announces changes in the composition of the Nokia Group Leadership Team

•                  Strengthens end-to-end network advantage for the 5G era

•                  Further aligns organizational structure to strategy

•                  Tommi Uitto appointed President of Mobile Networks

•                  Marc Rouanne to step down from Group Leadership Team and leave Nokia

Nokia Corporation
Stock Exchange Release
November 22, 2018 at 09:00 (CET +1)

Nokia establishes Access Networks Division to fully exploit opportunities of 5G and announces changes in the composition of the Nokia Group Leadership Team

Espoo, Finland — Nokia today announced further steps to align its organizational structure to its strategy, strengthen its leadership team and position the company for success in the 5G era.

“Nokia has a unique advantage in the 5G era with its end-to-end portfolio,” said Nokia President and Chief Executive Officer, Rajeev Suri. “By creating a single Access Networks organization that includes both fixed and mobile, we can improve our customer focus, simplify our management structure, and more efficiently leverage our full portfolio.”

The Access Networks Division will consist of Nokia’s current Mobile Networks and Fixed Networks Business Groups, with the change to take effect on January 1, 2019. The new leaders of Mobile Networks and Fixed Networks Business Groups will report to the President of Access Networks who will be named in due course.

Effective immediately, Tommi Uitto is appointed President of Mobile Networks. Uitto is a 23-year Nokia veteran, an expert in radio technologies, and well-known to customers around the world. His most recent role has been leading Mobile Networks Product Sales since the acquisition of Alcatel-Lucent. As previously announced, Nokia plans to announce a President of Fixed Networks in due course.

“Tommi is a strong leader with the right background in both sales and product development and I am pleased that he has accepted this role,” said Suri. “He brings deep credibility from across the telecommunications industry and a proven ability to drive product leadership and business performance.”

With these changes, Marc Rouanne, who has been serving as President of Mobile Networks, will leave Nokia.  “I want to thank Marc for his contributions to Nokia and wish him well in the future,” said Suri.

As a result of these changes, Nokia’s Group Leadership Team will now consist of the following members: Rajeev Suri, Basil Alwan, Hans-Juergen Bill, Kathrin Buvac, Ashish Chowdary, Joerg Erlemeier, Barry French, Sanjay Goel, Bhaskar Gorti, Federico Guillén, Kristian Pullola, Sri

Reddy, Maria Varsellona and Marcus Weldon. As announced earlier, Chowdary will step down and Ricky Corker will join as of January 1, 2019. The President of Access Networks will be appointed in due course and will also join the Nokia Group Leadership Team.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies and growth management; B) expectations, plans or benefits related to future performance of our businesses; C) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our expectations around the rollout of 5G services; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions; and L) statements preceded by or including “believe”, “expect”, “expectations”, “commit”, “anticipate”, “foresee”, “sees”, “target”, “estimate”, “designed”, “aim”, “plans”, “intends”, “focus”, “continue”, “project”, “should”, “is to”, “will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future.  Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment; 3) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally and our ability to implement changes to our organizational and operational structure efficiently; 4) our ability to retain, motivate, develop and recruit appropriately skilled employees, as well as the risk factors specified on pages 71 to 89 of our 2017 annual report on Form 20-F published on March 22, 2018 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Inquiries:

Nokia
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Email: press.services@nokia.com
Jon Peet, Vice President, Corporate Communications

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2018	Nokia Corporation

	By:	/s/ Esa Niinimäki
		Name:	Esa Niinimäki
		Title:	Vice President, Corporate Legal